Simpson Thacher & Bartlett LLP

900 G STREET NW

WASHINGTON, D.C. 20001

TELEPHONE: +1-202-636-5500

FACSIMILE: +1-202-636-5502

Direct Dial Number (202) 636-5592	E-mail Address steven.grigoriou@stblaw.com

October 13, 2022

Via EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Lisa N. Larkin and Lauren Hamilton

Re:	Blackstone Private Credit Fund

Registration Statement on Form N-2

(File No. 333-264426)

Ladies and Gentlemen:

On behalf of Blackstone Private Credit Fund (the “Fund”), a business development company, we hereby file with the staff (the “Staff”) of the Division of Investment Management of the U.S. Securities and Exchange Commission (the “Commission”) Pre-Effective Amendment No. 2 (the “Amendment No. 2”) to the above-referenced registration statement on Form N-2 (together with the Pre-Effective Amendment No. 1 filed on July 25, 2022, the “Registration Statement”) in connection with an offering of unsecured notes issued by the Fund (the “Notes”). Amendment No. 2 includes revisions to the Registration Statement in response to the Staff’s comments received by telephone on August 16, 2022 and August 17, 2022 relating to the Registration Statement and to otherwise update disclosure.

For convenience of reference, the Staff’s comments have been reproduced herein. Please note that all page numbers in our responses are references to the page numbers of Amendment No. 2. All capitalized terms used but not defined in this letter have the meanings given to them in Amendment No. 2.

Securities and Exchange Commission	October 13, 2022

Accounting Comments

1. Please ensure the applicable audit consents are attached and filed by amendment.

The Fund respectfully submits that the applicable audit consents are filed as exhibits in the Amendment No. 2 filing.

2. Please update the financial information for unaudited financial information through June 30, 2022.

The Fund confirms to the Staff that it has updated the financial information accordingly in its Amendment No. 2.

3. Please update the Senior Securities table for June 30, 2022. Please provide the audit report for the Senior Securities table and the related consents.

The Fund respectfully submits to the Staff that it has revised the disclosure accordingly in the Amendment No. 2 filing. The audit report for the Senior Securities table and related auditor consent are filed as exhibits in the Amendment No. 2.

4. Please add a footnote to the Senior Securities table including an estimated asset coverage ratio when considering additional outstanding senior securities as of the most practical date, including the April 2026 Notes, the May 2027 Notes, the Bora Peak Funding Facility, and the Naomi Peak Funding Facility.

The Fund has added the requested footnote to the Senior Securities table.

5. Please confirm the 4.875% Notes are the April 2026 Notes, which were not outstanding as of March 31, 2022.

The Fund confirms the 4.875% Notes refer to the 4.875% notes due 2026, or the April 2026 Notes. The referenced Notes were issued with the Ninth Supplemental Indenture, dated as of April 14, 2022, by and between the Fund and U.S. Bank Trust Company, National Association, as trustee. Accordingly, the referenced Notes were not outstanding as of March 31, 2022.

6. Please confirm the total amounts outstanding presented in the Senior Securities table for the 3.27% Notes and the 1.750% Notes are accurate.

The Fund has revised the total amounts outstanding in the Senior Securities table for the 3.27% Notes and the 1.750% Notes in the Amendment No. 2.

Securities and Exchange Commission	October 13, 2022

7. Please update the “Experts” section on p. 318 with the name of the independent accounting firm that audits the financial statements auditor and ensure the related audit consent is attached.

The Fund has updated the disclosure accordingly and has filed the related auditor consent as an exhibit with the Amendment No. 2.

8. Please update the financial statements on page F-1 with the unaudited financial information as of June 30, 2022.

The Fund has updated the financial statements accordingly.

Legal Comments

9. On page 8 in the section titled “Blackstone Credit Strengths—Disciplined Investment Process and Income-Oriented Investment Philosophy,” please briefly identify examples of ESG criteria considered.

Blackstone Credit’s investment approach involves a multi-stage selection process for each investment opportunity, including review and consideration of applicable environmental, social and governance (“ESG”) factors for certain transactions. However, we would note that the Company does not currently pursue an ESG-based investment strategy. Material ESG risks may be considered in the Adviser’s Investment Committee process, but ESG factors would not be expected to be the sole determining factor in any investment decision for the Company. As may be applicable and appropriate, the ESG factors that may be incorporated into the investment evaluation and monitoring processes include, but are not limited to, greenhouse gas emissions, community relations, corporate governance and oversight, and other related considerations. As the Fund does not currently pursue an ESG-based investment strategy, the Fund respectfully submits that the disclosure in the Registration Statement adequately describes its investment process.

Securities and Exchange Commission	October 13, 2022

10. Please explain supplementally why no ESG risk is included or consider adding as appropriate.

The Fund has added applicable risk disclosure to the Amendment No. 2.

Please call Rajib Chanda (202-636-5543), Benjamin Wells (212-455-2516), Jonathan Pacheco (202-636-5876) or me (202-636-5592) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Steven Grigoriou
Steven Grigoriou

cc:	Rajib Chanda, Simpson Thacher & Bartlett LLP

Benjamin Wells, Simpson Thacher & Bartlett LLP

Jonathan Pacheco, Simpson Thacher & Bartlett LLP

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